Morrison C. Warren	Chapman and Cutler LLP
Partner	320 South Canal Street, 27th Floor
Chicago, Illinois 60606
T312.845.3000
D312.845.3484
F312.451.2366
warren@chapman.com

July 31, 2025

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidelity Solana Fund
File No. 333-288046

Dear Ms. Paik and Mr. Gessert:

This letter responds to your comments regarding the post-effective amendment to the registration statement filed on Form S-1 for the Fidelity Solana Fund (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on June 13, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 – GENERAL

To the extent that you intend to use a fact sheet, please provide us with a copy for our review.

RESPONSE TO COMMENT 1

The Trust has no current intention to use a fact sheet. To the extent the Trust decides to use a fact sheet prior to the effectiveness of the Registration Statement, a copy of the fact sheet will be provided to the Staff under separate cover.

COMMENT 2 – GENERAL

When available, please revise to identify Authorized Participant(s) that have signed an Authorized Participant Agreement.

Charlotte Chicago New York Salt Lake City San Francisco Washington, DC

United States Securities and Exchange Commission
Division of Corporation Finance
July 31, 2025
Page 2

RESPONSE TO COMMENT 2

The Registration Statement has been updated to disclose the identity of each Authorized Participant that has signed an Authorized Participant Agreement.

COMMENT 3 – GENERAL

The Staff notes your disclosure that you intend to implement a staking program. Please revise to provide a materially complete description of your planned staking program, policies and procedures.

RESPONSE TO COMMENT 3

The Registration Statement has been revised to include a new section “The Trust’s Staking Program.”

COMMENT 4 – GENERAL

The Staff notes your disclosure that the Trust’s investment objective is to seek to track the performance of “SOL”, as measured by the performance of Fidelity Solana Reference Rate, adjusted for the Trust’s expenses and other liabilities. We also note your disclosure that the Trust’s NAV will reflect the amount of SOL the Trust is entitled to under its staking activities after deduction of accrued but unpaid Staking Fee. Please revise to clarify whether your plans to earn rewards by staking a portion of your SOL are part of your investment objective

RESPONSE TO COMMENT 4

The Registration Statement has been updated to reflect that the Trust’s investment objective is to seek to track the performance of “SOL”, as measured by the performance of the Fidelity Solana Reference Rate, adjusted for the Trust’s expenses and other liabilities, plus an amount based on the staking rewards associated with SOL.

COMMENT 5 – PROSPECTUS SUMMARY, PAGE 1

Please revise to disclose the percentage of the Trust’s SOL to be staked.

United States Securities and Exchange Commission
Division of Corporation Finance
July 31, 2025
Page 3

RESPONSE TO COMMENT 5

The Registration Statement has been revised in the appropriate locations to include the following disclosure:

Under normal circumstances, the Sponsor will seek to stake all of the Trust’s SOL except for SOL reserved by the Sponsor in its sole discretion to facilitate foreseeable redemption transactions, pay Trust expenses or otherwise protect the Trust and its assets.

COMMENT 6 – PROSPECTUS SUMMARY – SOL STAKING ACTIVITIES, PAGE 3

Please revise to include the material terms of any agreements with Staking Providers, identify the Staking Providers and summarize the responsibilities and duties of the Staking Providers. In describing your staking program, please disclose how and when rewards from staking will be shared, distributed, or added to the assets of the Trust and how this will work. Please also disclose any policies with respect to the use of proceeds from staking rewards and quantify the portion of staking rewards that all involved parties will receive. Please also refer to Item 601(b)(10) of Regulation S-K and file your material agreement(s) with Staking Providers as an exhibit to your registration statement.

RESPONSE TO COMMENT 6

The Registrant notes that all references to “Staking Provider” in the Registration Statement have been revised to “Node Operator.” As currently contemplated, the Trust will not have an agreement with any Node Operator. Accordingly, no description of the agreements with Node Operators has been included in the Registration Statement. However, the Trust will update the disclosure under the heading “Material Contracts-Custodial Services Agreement” to disclose the terms related to the Trust’s staking program as between the Sponsor, the Trust and the Custodian, including provisions relating to the risk of loss of the staking program.

COMMENT 7 – PROSPECTUS SUMMARY – SOL STAKING ACTIVITIES, PAGE 3

The Staff notes your disclosure throughout that “as part of the ‘activating’ and ‘exiting’ processes of SOL staking, any staked SOL will be inaccessible for a period of time determined by a range of factors, resulting in certain liquidity risks that the Sponsor will manage.” We also note your disclosure on page 33 that unstaking can take “between hours, weeks or months to complete,” which can result in “certain liquidity risk to the Trust, which the Sponsor will seek to manage

United States Securities and Exchange Commission
Division of Corporation Finance
July 31, 2025
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through a range of risk management methods.” Please revise to disclose with specificity the bonding and unbonding periods associated with staking SOL, discuss how they affect liquidity and disclose the material terms of any policies and procedures you have in place to manage liquidity in this regard.

RESPONSE TO COMMENT 7

The section “Prospectus Summary – SOL Staking Activities” has been updated and a new section under the heading “The Trust’s Staking Program – Liquidity Risk Management” has been added that discussed the effect of the Trust’s staking program on the liquidity of the Trust’s assets of the Trust’s staking program and a description of the material terms of the Trust’s Liquidity Program. Additional conforming changes have been made to the section “Creation and Redemption of Shares”.

COMMENT 8 – SOL, SOL MARKETS AND REGULATION OF SOL, PAGE 12

Where appropriate, please expand your disclosure to also address any planned material updates to the Solana Network.

RESPONSE TO COMMENT 8

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 9 – SOL, SOL MARKETS AND REGULATION OF SOL – MARKET PARTICIPANTS – VALIDATORS, PAGE 17

Please revise to expand your explanation of how the reward system for SOL validators works, including but not limited to:

•	How the staking rewards are calculated;

•	The historical range of rewards due to differing levels of network congestion; and

•	The reward frequencies.

United States Securities and Exchange Commission
Division of Corporation Finance
July 31, 2025
Page 5

RESPONSE TO COMMENT 9

In accordance with the Staff’s comment, the Registration Statement has been updated to include the following disclosure:

Staking rewards on the Solana network are determined by the protocol and are distributed to validators and their associated stakers based on the proportion of stake they have delegated to a validator relative to the total active stake in the network. The rewards are funded by inflationary issuance of new tokens and transaction fees collected on the network. The specific amount each validator and staker receives depends on, among other things, their share of the total stake, the validator’s uptime and performance, and the overall network conditions.

The historical range of staking rewards on the Solana network has varied due to differing levels of network congestion and protocol parameters. The actual annualized reward rate has fluctuated over time, reflecting changes in network activity, inflation rates, and protocol adjustments.

Staking rewards on Solana are distributed at regular intervals. At the end of each epoch, with one epoch being roughly 2 days, the reward is calculated. The reward is automatically distributed at the beginning of the subsequent epoch. This regular reward frequency ensures that participants receive their share of rewards in a timely manner, reflecting their contribution to network security and transaction validation.

United States Securities and Exchange Commission
Division of Corporation Finance
July 31, 2025
Page 6

COMMENT 10 – RISK FACTORS – RISKS ASSOCIATED WITH SOL AND THE SOLANA NETWORK – POSSIBLE ILLIQUID MARKETS MAY EXACERBATE LOSSES OR INCREASE, PAGE 33

To provide context for this risk, please provide quantitative disclosure discussing the size and liquidity of the Solana market, and compare the size and liquidity of the Solana market to that of crypto assets that underlie other currently available exchange traded products.

RESPONSE TO COMMENT 10

In accordance with the Staff’s comments, the referenced risk factor has been revised to the following:

SOL is a novel digital asset with a limited trading history, and the market for SOL is significantly smaller and less liquid than the markets for more established crypto assets such as bitcoin and ether, which underlie other currently available exchange-traded products. According to data from CoinMetrics’ trusted exchanges for the 30-day period ending June 30, 2025, the average daily trading volume for SOL was approximately $1.89 billion, compared to bitcoin’s average daily trading volume of approximately $9.9 billion and ether’s average daily trading volume of approximately $6.6 billion. The total market capitalization of SOL is approximately $93.7 billion, whereas bitcoin and ether have market capitalizations of approximately $2.13 trillion and $300.6 billion, respectively.

Due to the smaller size and lower liquidity of the SOL market, it may be more difficult to execute large trades without significantly impacting the market price. For example, a large order in the SOL market may represent a higher percentage of the average daily trading volume compared to a similar order in the bitcoin or ether markets, increasing the risk of price slippage and market disruption. In periods of market stress or volatility, these risks may be further exacerbated, making it more challenging to liquidate positions at desired prices or to find suitable counterparties at a reasonable cost.

The Trust’s investment in SOL is highly concentrated, and the large size of the positions that the Trust may acquire could further increase the risk of illiquidity. If the Trust needs to liquidate its SOL

United States Securities and Exchange Commission
Division of Corporation Finance
July 31, 2025
Page 7

holdings, it may incur greater losses than would be expected in more liquid markets such as those for bitcoin or ether. Any market disruption or illiquidity in the SOL market could therefore have a material adverse effect on the value of the Trust’s shares.

COMMENT 11 – RISK FACTORS – RISKS ASSOCIATED WITH INVESTING IN THE TRUST, PAGE 46

The Staff notes your disclosure on page 78 that the Trust Agreement can be amended by the Sponsor in its sole discretion and without the Shareholders’ consent. Please revise to include related risk factor disclosure.

RESPONSE TO COMMENT 11

In accordance with the Staff’s comment, the following risk factor has been added:

The Sponsor and the Trustee may agree to amend the Trust Agreement without the consent of the Shareholders.

The Sponsor and the Trustee may agree to amend the Trust Agreement without Shareholder consent. The Sponsor shall determine the contents and manner of delivery of any notice of any Trust Agreement amendment. Such notice may be provided on the Trust’s website, in a prospectus supplement, through a current report on Form 8-K and/or in the Trust’s annual or quarterly reports. If an amendment to the Trust Agreement imposes new fees and charges or increases existing fees or charges, including the Sponsor Fee (except for taxes and other governmental charges, registration fees or other such expenses), or prejudices a substantial right of Shareholders, it will become effective for outstanding Shares immediately after notice of such amendment is given to registered owners. Shareholders that are not registered owners (which most Shareholders will not be) may not receive specific notice of a fee increase other than through an amendment to the prospectus. Moreover, at the time an amendment becomes effective, by continuing to hold Shares, Shareholders are deemed to agree to the amendment and to be bound by the Trust Agreement as amended without specific agreement to such increase.

United States Securities and Exchange Commission
Division of Corporation Finance
July 31, 2025
Page 8

COMMENT 12 – RISK FACTORS – RISKS ASSOCIATED WITH INVESTING IN THE TRUST, PAGE 46

The Staff notes your disclosure on page 107 regarding the exclusive forum provision. Please add a risk factor regarding the exclusive forum provision, clearly describing any risks or other impacts on Shareholders and addressing any uncertainty about enforceability.

RESPONSE TO COMMENT 12

In accordance with the Staff’s comment, the following risk factor has been added:

The exclusive jurisdiction for certain types of actions and proceedings clauses set forth in the Trust Agreement may have the effect of limiting a Shareholder’s rights to bring legal action against the Trust and could limit a purchaser’s ability to obtain a favorable judicial forum for disputes with the Trust.

The Trust Agreement provides that the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, any other courts located in Delaware will be the exclusive jurisdiction for any claims, suits, actions or proceedings, provided that (i) the forum selection provisions do not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under any federal securities law. By purchasing Shares in the Trust, Shareholders waive certain claims that the courts of the State of Delaware and any other courts located in Delaware is an inconvenient venue or is otherwise inappropriate. As such, Shareholder could be required to litigate a matter relating to the Trust in a Delaware court, even if that court may otherwise be inconvenient for the Shareholder.

COMMENT 13 – RISK FACTORS – RISKS ASSOCIATED WITH INVESTING IN THE TRUST, PAGE 46

Please add risk factor disclosure regarding the possibility that the Trust could become unable to timely meet excessive redemption requests in amounts that are greater than the portion of the Trust’s SOL that remains un-staked, to the extent applicable. In addition, under an appropriately captioned heading, please describe your policies and procedures with respect to a run on redemptions.

United States Securities and Exchange Commission
Division of Corporation Finance
July 31, 2025
Page 9

RESPONSE TO COMMENT 13

In accordance with the Staff’s comment, the following risk factor has been added:

The Trust’s staking program may constrain the ability of the Trust to satisfy redemption requests or current obligations.

The Trust’s staking program involves the temporary loss of the ability to transfer or otherwise dispose of the Trust’s SOL. The Sponsor expects that under normal conditions, the Trust will regain completed control over the Trust’s SOL within two days of instructing the Custodian to unstake or “exit” the Trust’s staked SOL positions. However, there can be no guarantee that such process will result in the Trusts regaining complete control of its SOL in time to satisfy its current obligations. In such circumstances, the Trust’s inability to meet redemption redemptions requests or meet current obligation may cause increased selling pressure in the secondary market for the Trust’s Shares which could lead to substantial discounts in the secondary market price for the Shares from the Trust’s NAV per Share.

In order to manage this risk, the Sponsor may consider a number of options to manage the liquidity of the Trust’s assets in times of stress, including a temporary extension of the settlement timeline for redemption orders or a temporary suspension of redemption orders. The Sponsor may also rely on other means of managing liquidity in the future such as the use of a credit facility (including a credit facility with the Sponsor or its affiliates acting as lender) in its sole discretion. While the Sponsor believes that the Liquidity Program provides viable options to protect the Trust, there can be no guarantee that the implementation of the Liquidity Program will be fully protective of the Trust.

United States Securities and Exchange Commission
Division of Corporation Finance
July 31, 2025
Page 10

COMMENT 14 – THE TRUST AND SOL PRICES – DESCRIPTION OF THE INDEX CONSTRUCTION AND MAINTENANCE, PAGE 71

Please describe the material terms of any license agreement that the Index Provider and the Sponsor have entered into relating to the use of the Index, including the obligations of each party and the term and termination provisions. Please also file the agreement as an exhibit to your registration statement if required by Item 601 of Regulation S-K.

RESPONSE TO COMMENT 14

The Registration Statement has been updated in accordance with the Staff’s comment and the License Agreement has been filed as an exhibit thereto.

COMMENT 15 – CALCULATION OF NAV, PAGE 78

The Staff notes your disclosure on page 73 that “[t]he pause after 4:00 p.m. EST provides an opportunity for the Sponsor to algorithmically detect, flag, investigate, and correct unusual pricing should it occur.” Please discuss how any such correction would impact the Pricing Benchmark and/or NAV.

RESPONSE TO COMMENT 15

The following disclosure has been added following the sentence referenced in the Staff’s comment:

If the Sponsor were to identify an incidence of unusual pricing, the Sponsor may determine to either alert the Index Provider to the issue and seek a correction or select an alternative pricing source. Such an event could lead to a public correction being issued by the Index Provider and/or a delay in publication of the Trust’s NAV for such day.

COMMENT 16 – THE TRUST’S SERVICE PROVIDERS, PAGE 84

The Staff notes that the Trust expects to use SOL trading counterparties when it buys or sells SOL. Please revise to:

•	Identify the SOL trading counterparties with whom the Sponsor has entered into an agreement;

United States Securities and Exchange Commission
Division of Corporation Finance
July 31, 2025
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•

Describe the approval process of the SOL trading counterparties, including any specific criteria for engagement as a SOL trading counterparty such as whether the SOL trading counterparty may be an affiliate of the Trust and/or Sponsor; and

•

Disclose the material terms of any agreement you have with the SOL trading counterparties, including whether and to what extent there will be any contractual obligations on the part of the SOL trading counterparties to participate in cash orders for creations or redemptions.

RESPONSE TO COMMENT 16

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 17 – USE OF PROCEEDS, PAGE 101

The Staff notes your disclosure that deposits of SOL will be held by the Custodian until “(i) transferred out or sold in connection with the redemption of Baskets or (ii) transferred or sold by the Sponsor to pay fees due to the Sponsor or Trust expenses and liabilities not assumed by the Sponsor.” Please revise your disclosure to clarify whether deposits of SOL will be used for staking and how you will use the proceeds received by the Trust from staking.

RESPONSE TO COMMENT 17

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 18 – UNITED STATES FEDERAL INCOME TAX CONSEQUENCES, PAGE 123

The Staff notes that your discussion of tax consequences is based on the assumption that the Fund will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to provide an opinion as to the tax consequences and describe the reasons for and level of any uncertainty associated with grantor trust status. In addition, please revise this section and your risk factors to address the tax consequences of the Fund’s staking program.

United States Securities and Exchange Commission
Division of Corporation Finance
July 31, 2025
Page 12

RESPONSE TO COMMENT 18

The Registration Statement has been updated in accordance with the Staff’s comment.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren